UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 1 TO
                                   FORM 12b-25
                                                      SEC File Number: 001-12351

                           NOTIFICATION OF LATE FILING

(Check One):     X  Form 10-K       Form 20-F        Form 11-K         Form 10-Q
                    Form N-SAR

For Period Ended: December 31, 2003
__Transition Report on Form 10-K
__Transition Report on Form 20-F
__Transition Report on Form 11-K
__Transition Report on Form 10-Q
__Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Metris Companies Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

10900 Wayzata Boulevard
Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55305
City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

As previously announced, Metris Companies Inc. (the "Company") is in the process of restating its financial results for 1998 through 2002, and for the first three quarters of 2003. Included in these restatements are changes made as a result of the Company's revised accounting policies and procedures related to valuing its retained interests in loans securitized by the Company, corrections to conform with accounting principles generally accepted in the United States of America ("GAAP") related to securitization transaction costs, credit card solicitation costs, interest rate caps and debt waiver revenue associated with credit card receivables sold to the Metris Master Trust, and the transfer of allowance for loan losses that was incorrectly classified as a valuation reserve in "Retained interests in loans securitized" as of December 31, 2001. Because of the time required to complete such restatements, management was not able to complete the Company's Annual Report on Form 10-K for the year ended December 31, 2003 by the prescribed due date of March 15, 2004. The Registrant will complete and file the Form 10-K as soon as practicable.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John A. Witham             (952) 525-5028

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). X Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 15, 2004, the Company issued a press release announcing its results of operations for the quarter and year ended December 31, 2003. The Company reported net income for the quarter ended December 31, 2003 of $35 million, or $0.39 per share. This compares to a net loss of $41 million or $0.88 per share for the quarter ended December 31, 2002. For the year ended December 31, 2003, the Company reported a net loss of $148 million, or $3.27 per share, compared to a net loss of $1.6 million, or $0.66 per share, for the year ended December 31, 2002. Additional information is set forth in the Registrant's press release, which was furnished to the Commission on Form 8-K.

                              Metris Companies Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 30, 2004             By:/s/John A. Witham
                                    Name:  John A. Witham
                                    Title: Executive Vice President
                                           and Chief Financial Officer